FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc announces changes to its Board

GlaxoSmithKline plc today announces that at the company's Annual General Meeting (AGM) in 2013, following nine years of respective service to the GSK Board, Sir Crispin Davis, Sir Robert Wilson and Mr Larry Culp will not stand for re-election to the Board.

The Board has agreed the following succession arrangements in respect of the Committees on which they serve:

•	Mr. Tom de Swaan will succeed Sir Crispin Davis as Chairman of the Remuneration Committee with effect from 1 January 2013. Mr de Swaan has been a member of the Remuneration Committee since May 2009.

•
Ms. Judy Lewent will succeed Mr. Tom de Swaan as Chair of the Audit & Risk Committee with effect from 1 January 2013.  Ms. Lewent has been a member of the Audit & Risk Committee since April 2011.  Mr de Swaan will remain a member of the Audit & Risk Committee following Ms Lewent's appointment.

•	Sir Deryck Maughan will succeed Sir Robert Wilson as Senior Independent Non-Executive Director with effect from the closure of GSK's AGM in 2013.

In addition, Mr. James Murdoch has decided not to stand for re-election to the Board at GSK's AGM in 2012.

Commenting on the changes, Sir Christopher Gent, Chairman of GSK, said:

"These changes represent a proactive set of steps to ready the Board for future changes in its composition as a number of senior, long-standing Directors stand down in 2013.  I would like to put on record my thanks to Crispin, Robert and Larry who have served GSK's Board with distinction for many years and I'm sure will continue to do so until their retirement next year."

"In addition, James Murdoch has decided to stand down from the Board with effect from this year's AGM.  James has taken this decision to focus on his current duties as Non-executive Chairman of BSkyB, and following his decision to re-locate to the United States, as Chairman and Chief Executive, International, of News Corporation. On behalf of the Board, I would like to thank James for the very strong contribution he has made since he was appointed in 2009 and wish him well for the future."

Victoria Whyte
Company Secretary
27 January 2012

Notes:

GSK Board of Directors:

Sir Christopher Gent	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Simon Dingemans	Chief Financial Officer
Moncef Slaoui	Executive Director, Chairman, Research & Development
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Mr Lawrence Culp	Independent Non-Executive Director
Sir Crispin Davis	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Independent Non-Executive Director
Mr James Murdoch	Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Tom de Swaan	Independent Non-Executive Director
Sir Robert Wilson	Senior Independent Non-Executive Director

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 27, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc